January 31, 2024

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Ms. Nasreen Mohammed
Mr. Adam Phippen

Re: Live Nation Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-32601

Ms. Mohammed and Mr. Phippen:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the Securities and Exchange Commission (the “SEC”) staff (the “Staff”) contained in your letter dated December 14, 2023 with respect to the Company’s Form 10-K for the year ended December 31, 2022, Form 10Q for Quarterly Period Ended September 30, 2023, and Exhibit 99.1 to Form 8-K filed November 2, 2023. For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.

The Company hopes that this letter is helpful and responsive to your request. If you have any questions or comments to this response, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo
Brian J. Capo
Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Joe Berchtold, President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comment 1. We note consolidated AOI is a non-GAAP measure. Refer to Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please provide disclosure pursuant to Item 10(e)(1)(i) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended September 30, 2023 and Exhibit 99.1 to Form 8-K filed November 2, 2023.

Response: We respectfully acknowledge the Staff’s comment and agree that consolidated AOI is a non-GAAP measure. We will amend future filings and provide disclosure consistent with 10(e)(1)(i) of Regulation S-K by including a reconciliation of GAAP operating income (loss) to the non-GAAP measure, and a statement disclosing the reasons why management believes the presentation to be useful to investors within the Non-GAAP Measure section of Management Discussion & Analysis.

Consolidated Results of Operations, page 32

Comment 2. You present consolidated results of operations in constant currency for the years ended December 31, 2022, and 2021. It appears that you are presenting a partial income statement of non-GAAP measures. Please tell us your consideration of Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended September 30, 2023.

Response: We respectfully acknowledge the Staff’s comment and agree the presentation of constant currency is a Non-GAAP Financial Measure. We will amend future filings to remove the presentation of non-GAAP measures for most of the income statement and will only reflect the constant currency non-GAAP measure for the Revenue and Operating Income (Loss) financial statement figures in the “Consolidated Results of Operations” table within Management Discussion & Analysis. We will continue to provide disclosures with 10(e)(1)(i) of Regulation S-K, including a reconciliation of GAAP revenue and operating income (loss) to the respective non-GAAP measure, and a statement disclosing the reasons why management believes the presentation to be useful to investors.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 6 – Commitments and Contingent Liabilities, Page 17

Comment 3. Please tell us what consideration you gave to disclosing more detailed information on the Astroworld litigation pursuant to ASC 450-20-50- 3 through 5 including disclosure of the damages sought. In addition, you state you do not currently possess sufficient information to determine a range of reasonably possible liability. Please explain to us what factors are causing your inability to estimate and when you expect those factors to be alleviated. Explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure.

Response: Pursuant to ASC 450-20-50-3 through 450-20-50-5, the Company regularly evaluates the status of the legal proceedings in which it is involved to determine both whether accruals are appropriate under ASC 450-20-25-2 and whether an estimate of possible loss or range of loss can be appropriately made under ASC 450-20-50-4.

These evaluations include meetings by legal, accounting, operations, and senior management to review and monitor material legal contingency matters and litigation developments. It also includes analysis by our general counsel and other members of the legal department, outside counsel, and other third party advisors before the filing of our periodic report to review and monitor such matters and developments. As part of these processes, we examine each potentially material contingent liability on a case-by-case basis, taking into account as appropriate the nature of the litigation, claims or assessments, the procedural status of the matter, any recent rulings or determinations by courts or other governmental authorities, advice of experts and counsel, and any settlement discussions or scheduling issues that may impact the analysis. The Company also updates its views whenever significant developments occur, during the reporting period, at the end of each reporting period, and subsequent to the reporting period but prior to issuance of the related financial statements, and reassesses its loss contingency disclosures to ensure that they reflect the current information known to the Company.

The cases each have unique facts, and while in nearly every matter the plaintiffs allege that they suffered injuries related to the 2021 Astroworld Festival, the total amount of damages being sought in each case is generally unspecified. The specific damages sought, when ultimately presented, are expected to cover requests for actual and exemplary damages and will vary depending on ongoing developments in fact and expert discovery as each matter proceeds to trial. In the Company’s experience, legal proceedings of this nature are inherently unpredictable, and various factors may significantly affect the outcome of, and potential loss from, the proceedings. Here, these factors include, among other things: (1) no case has yet been tried; (2) there is uncertainty as to the outcome of any first trial and the outcome of the other, different proceedings, including pending appeals; (3) the various proceedings are currently scheduled to be brought to trial over the course of several years, before varying trial judges; (4) there are significant factual issues to be resolved, as fact discovery remain open; (5) the likelihood of settlement of various cases; and (6) the juries deciding any case actually brought to trial will have the opportunity to apportion percentages of responsibility among the several defendants, as well as among any applicable responsible third parties. There have been 6 death and 29 non-death claims resolved by settlement to date. The impact of these claims was not material to our consolidated financial statements of operations for any period presented due to insurance coverage of the related claims. However, the unique nature of those cases and settlements do not permit reliable conclusions about either liability exposure or the possible cost of additional settlements.

In light of all of these factors, we are unable to make an estimate of possible loss or range of possible losses associated with these cases. The Company advises the Staff that it will continue to assess and revise its Astroworld-related disclosures, consistent with the above.